                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-55727


                         190,958 Shares of Common Stock

                 BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.


         This Prospectus relates to the possible sale of up to 105,958 shares of the Common Stock of Black Hawk Gaming & Development Company, Inc. (the "Company") by a firm which acted as a co-representative in connection with the Company's May 13, 1993 initial public offering and certain assignees of the co-representatives ("Selling Shareholders"). In May, 1998, the Selling Shareholders exercised warrants issued by the Company to the co-representatives in connection with the 1993 offering and acquired the underlying shares. The Company will receive no proceeds from sales of these shares. See "Selling Shareholders."

         This Prospectus may also be used by certain persons ("Optionholders") who hold options issued by the Company on November 12, 1996 under its 1996 Incentive Stock Option Plan. There are 85,000 shares of Common Stock underlying these options which may be acquired at an exercise price of $5.63 per share. See "Optionholders."

         The Company's Common Stock is quoted on the NASD's National Market System under the symbol BHWK.
                              _________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              _________________

THE COLORADO GAMING COMMISSION HAS NOT PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR INVESTMENT MERIT OF THE SECURITIES DESCRIBED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                              _________________

         SEE "RISK FACTORS" ON PAGE 5 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

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                                    Underwriting                                       Proceeds to Selling
                                     Discounts/                 Proceeds to              Shareholder and
      Price to Public               Commissions                   Company                 Optionholders
--------------------------------------------------------------------------------------------------------------
            (1)                         (2)                         (3)                       (1)(2)
--------------------------------------------------------------------------------------------------------------


(1) The Common Stock may be sold from time to time pursuant to this Prospectus by the Selling Shareholders in the open market, to broker/dealers or otherwise at negotiated prices. The Optionholders may sell in similar fashion after having exercised their options to acquire Common Stock from the Company. See "Plan of Distribution."
(2) Any discounts or commission on shares of Common Stock sold hereunder by Selling Shareholders or Optionholders will be negotiated and paid by them.
(3) The Company will receive no proceeds from the sale of shares of Common Stock by either Selling Shareholders or Optionholders. The Company will receive $5.63 per share upon the exercise of options held by Optionholders.

                  The date of this Prospectus is July 6, 1998

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents are hereby incorporated by reference into this Prospectus.

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

         2. The Company's Current Report on Form 8-K filed with the Securities and Exchange Commission ("Commission") on January 6, 1998.

         3. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

         4. The Company's Current Report on Form 8-K filed with the Commission on April 28, 1998.

         5. The Company's Current Report on Form 8-K filed with the Commission on June 1, 1998.

         6. The Company's definitive Proxy Statement filed with the Commission on May 14, 1998 and dated June 4, 1998 for use at its Annual Meeting of Shareholders on July 2, 1998.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

         The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than certain exhibits to such documents. Requests for such copies should be directed to Mr. Stanley Politano, Vice President-Shareholder Relations, Box S, Black Hawk, Colorado 80422.

                             ADDITIONAL INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at prescribed rates, at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, and at





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
the Commission's New York Regional Office at 75 Park Place, New York, New York 10007 and at the Commission's Chicago Regional Office at Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a Web site, located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, including the Company that file electronically with the Commission.





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
                               PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus and in the information incorporated herein by reference. Prospective purchasers should carefully read the entire Prospectus and should consider, among other things, the matters set forth under "RISK FACTORS" on page 5 hereof.

                                  THE COMPANY

GENERAL.

         The Company is an owner, developer and operator of gaming properties in Black Hawk, Colorado. The Company currently owns the Gilpin Hotel Casino, which it developed and has operated since its inception in 1992. In December 1997, the Company entered into an agreement to acquire a 50% interest in the Gilpin
Hotel Casino that it did not already own.   The acquisition was completed on
April 24, 1998. Along with its strategic partner, Jacobs Entertainment Ltd., the Company developed The Lodge Casino at Black Hawk ("The Lodge Casino"), a $72 million hotel/casino/parking project which opened in mid-June, 1998. The Gilpin Hotel Casino and The Lodge Casino are collectively referred to as the "Casinos."

         The Gilpin Hotel Casino was the Company's first casino project. The 37,000 square foot facility is located in the heart of the Black Hawk gaming district. Originally built in the 1860s, the Gilpin Hotel is one of the oldest in Colorado, however, no hotel or lodging facilities are offered by the casino. Construction of the casino property began in February 1992 and was completed in September 1992. The Gilpin Hotel Casino commenced operations in October 1992, and was expanded through the acquisition of an adjacent casino in late 1994.
It now offers customers approximately 480 slot machines, 17 table games, two restaurants and four bars. The Gilpin Hotel Casino also provides simulcast off-track betting on dog and horse races conducted at various tracks in the United States.

         The Lodge Casino is also located in the heart of the Black Hawk gaming district. The Company believes that The Lodge Casino is one of Colorado's largest casinos and Black Hawk's premier gaming facility. The 250,000 square foot project has approximately 50,000 square feet of casino space, 50 hotel rooms, three restaurants, four bars and an approximate 700-car parking garage. The Lodge Casino was developed jointly by the Company and Jacobs Entertainment Ltd., a Cleveland, Ohio-based entity with which the Company has established a strategic partnership. The Company and affiliates of Jacobs Entertainment established a jointly owned entity to develop, own and operate The Lodge Casino. The Company owns 75% of this entity and the Jacobs' affiliates own the remaining 25%.

         Casino gaming in Colorado is restricted to the three towns of Black Hawk, Central City and Cripple Creek and two Native American gaming facilities located in the southwest corner of the state. The Black Hawk market, which includes both Black Hawk and Central City, primarily attracts drive-in or "day trip" customers from such key population centers as Denver,





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
Boulder, Fort Collins and Golden, Colorado and Cheyenne, Wyoming. These population centers are located within a 100- mile radius of Black Hawk. The population within this 100-mile radius has experienced steady growth from approximately 2.8 million in 1990 to 3.2 million in 1996. Gaming revenues generated in the Black Hawk market have increased from $128 million in 1992, the first full year of gaming operations, to $234 million in 1997.

         According to the Colorado Gaming Commission, the Colorado gaming industry's adjusted gross proceeds have grown from approximately $23 million in 1991 to $431 million in 1997. The Company believes that the Colorado market continues to offer significant growth opportunities for newer and larger gaming establishments with amenities such as hotel facilities as offered by The Lodge Casino. At present, Black Hawk has no other significant lodging facilities. The Company's strategy focuses on increasing revenues and earnings through continued development efforts that offer the opportunity to increase its market share and enhance its operational efficiencies. The Company's purchase of its joint venture partner's 50% ownership interest in the Gilpin Hotel Casino and the development of The Lodge Casino are key components of this strategy. The Company believes that The Lodge Casino offers an important opportunity to increase its share of the Black Hawk gaming market and generate increased revenue and earnings growth. The acquisition of the other 50% interest in the Gilpin Hotel Casino will increase the Company's ability to conduct joint marketing activities with The Lodge Casino, and management believes that the acquisition also will permit the Company to achieve economies of scale in a number of important operational areas.

THE COMPANY'S SECURITIES.

         Common Stock presently outstanding . . . . . . . . . . . . .  4,053,454

         Common Stock to be outstanding if all
           options exercise(1)  . . . . . . . . . . . . . . . . . . .  4,696,954


         Nasdaq National Market System Symbol . . . . . . . . . . . .    BHWK

_______________
(1) The Company has 236,850 options to purchase Common Stock outstanding under its 1994 Employees' Incentive Stock Option Plan and 406,650 options to purchase Common Stock outstanding under its 1996 Incentive Stock Option Plan, which latter plan includes options on 85,000 shares of Common Stock being registered hereunder.





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
                                  RISK FACTORS

         The following describes various risks associated with an investment in the securities of the Company. Prospective purchasers should carefully consider among other factors, the following risks:

GENERAL AND INDUSTRY RISKS

         NATURE OF THE GAMING INDUSTRY; DEPENDENCE ON SUCCESSFUL GAMING OPERATIONS. Unfavorable changes in general and local economic conditions may adversely affect investments in gaming-related enterprises, like other investments. The success of the Company will depend largely on the success of gaming operations conducted and to be conducted at the Casinos, particularly The Lodge Casino. Some of the conditions and other factors beyond the Company's control that could have a material adverse effect on the Company include (i) competition from other casinos and non-gaming recreational, entertainment and resort facilities; (ii) changes in regional and local population and disposable income composition; (iii) unanticipated increases in operating costs; (iv) changes in federal, state and local laws, rules and regulations; (v) seasonality and weather patterns; (vi) changes in the frequency and type of local tourist, athletic or cultural events; and (vii) changes in travel patterns or preferences which may be affected by increases in gasoline prices, changes in airline schedules and fares, strikes, and/or relocation or reconstruction of highways, among other factors. The industry in which the Company operates has been undergoing significant changes in operations, amenities and technological advances. Given the rapid developments and changes in the industry, it is impossible to accurately predict future patterns or changes in the gaming industry or their effect on the Company.

         NEW INDUSTRY. The Colorado limited stakes gaming industry is six years old. As a result, there is only a relatively limited period of historic results against which to evaluate the likelihood of the continued success of the Company's gaming operations in the state. Results to date may reflect the novelty of limited stakes gaming. Consequently, the Company's casino operations in Colorado are subject to the numerous risks inherent in a business operating in a new industry. These include fluctuations in levels of customer demand, increasing competition from other entertainment alternatives, potential changes in the bases of competition associated with the maturation of the
market, and costs associated with increasing regulatory oversight.   There can
be no assurance that the initial success of limited stakes gaming in Colorado will not decrease as the novelty wears off. There is intense competition in the limited stakes gaming industry and in the Black Hawk/Central City gaming district in particular, where the Company competes with approximately 31 gaming establishments. Historically, Black Hawk has enjoyed an advantage over Central City because customers have to drive by and, in part, through Black Hawk to reach Central City. Central City has proposed the development of a road directly connecting Central City and Black Hawk with Interstate 70 which could result in the elimination of this particular advantage, since customers would be able to reach Central City without driving by or through Black Hawk.

         COMPETITION. The Company competes with many established companies, some of which have greater financial resources, experience and expertise than the Company. Various published reports detailing additional gaming projects have been announced for Black Hawk.





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
These projects include: the Riviera Casino, the Isle of Capri Casino (Casino America), the St. Moritz Hotel & Casino (Hyatt Hotels), Country World Casino and an expansion of Jazz Alley Casino. The majority of the new Black Hawk projects are along the southern end of Black Hawk at the first major intersection off of State Highway 119, providing these projects with the initial opportunity to capture visitors to Black Hawk and Central City from the Denver metropolitan area. While it is difficult to assess the development state of each of the announced projects and the likelihood of whether any or all will eventually be built and at what size, it is reasonably likely that at least some of the new competition may be completed and open to the public during 1998. Therefore, should several of the competitive projects open, the increased competition may adversely affect the Company's operations in Black Hawk and, accordingly, may have a material adverse effect on the Company's consolidated results of operations and financial position. Recently, Ladbroke Group PLC, a large international company, purchased two Bullwhackers Casinos and Bronco Billy's Casino. Other large, well financed companies may enter the Black Hawk and other Colorado markets through the purchase and/or expansion of existing facilities in the future. Because of the intense nature of this competition, there can be no assurance that the Company's current operations will remain profitable or that the Casinos will operate profitably.

         POSSIBLE ADVERSE EFFECTS OF EXPANSION OF GAMING. Several lobbying groups placed initiatives for additional Colorado limited stakes gaming venues, including Denver, on the November 1992 statewide ballot. Each of these initiatives was defeated by a wide margin, including a November 1996 initiative to expand limited stakes gaming to the city of Trinidad, approximately 185 miles south of Denver. Similar initiatives, legislation or regulation could be introduced in the future. The enactment of any initiatives, legislation, or regulations legalizing gaming elsewhere in Colorado could, and if such legalized gaming was closer to Denver would, have a material adverse effect on the Company's consolidated results of operations and financial position. Legislation was introduced but not passed in the last session, which if passed in the future could create additional competition for Black Hawk, Central City and Cripple Creek. It was proposed that video lottery terminals be allowed at Colorado's six dog and horse racing tracks. Each facility could initially have up to 500 devices and more with regulatory approvals. Moreover, there would be no maximum wagering amount as contrasted with the $5 limit which restricts Colorado's mountain casinos. In addition, bingo parlors in Colorado are introducing electronic "pull-tab" games which have many of the characteristics of typical gaming devices. The regulation of these games at present is somewhat uncertain, but if they proliferate, they could pose a competitive threat to limited stakes gaming. Any additional legalization of gaming in areas close to or within the Denver market could have a material adverse affect on the Company's operations.

         RECENT GAMING FAILURES. A number of casinos located in Colorado have ceased operations since limited stakes gaming was commenced in October 1991, and others have filed for protection under Chapter 11 of the United States Bankruptcy Code. In addition, others have closed temporarily or reduced staffing, and many casinos are not operating profitably.

         SIGNIFICANT GAMING REGULATION. The Colorado Gaming Commission ("Gaming Commission") has adopted certain rules and regulations governing the operation of limited gaming establishments in Colorado and certain rules and regulations governing stock ownership of and reporting by public companies engaged in Colorado gaming activities. The





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
Gaming Commission's rules and regulations are extensive and any violations thereof could subject the Company's proposed operations to monetary penalties and/or other materially adverse consequences. The Company and its key personnel are required to hold various gaming licenses; their failure to obtain or retain a license could have a material adverse effect on the Company. Generally, the Gaming Commission has broad discretion in granting, renewing and revoking licenses. Gaming licenses and related approvals are deemed to be privileges under Colorado law, and no assurance can be given that any new licenses, permits, or approvals that may be required in the future will be given or that existing ones will be renewed or will not be revoked. Regulatory changes or increases in applicable taxes or fees in Colorado could have a material adverse effect on the Company.

         SIGNIFICANT TAXATION. Gaming operators in Colorado are subject to state and local taxes and fees in addition to ordinary federal and state income taxes. Black Hawk has imposed an annual license fee, currently $750, for each gaming device installed in a casino. Colorado currently levies an annual device fee of $75 for each gaming device installed in a casino. In addition, the Gaming Commission has adopted an annual gross gaming revenue tax (gross gaming revenue being generally defined as the total amount wagered less the total amount paid out in prizes) of 2% of the gross gaming revenue up to and including $2 million, 4% of the gross gaming revenue above $2 million up to and including $4 million, 14% of gross gaming revenue above $4 million up to and including $5 million, 18% of gross gaming revenue above $5 million up to and including $10 million, and 20% of gross gaming revenue in excess of $10 million. Under the Colorado Constitution, the Gaming Commission could increase the top rate to as much as 40%. Pursuant to a more recent tax limitation amendment to the Colorado Constitution, however, neither the state nor any local government may increase a tax rate without an affirmative vote of the people; therefore, there is some question as to whether the Gaming Commission could constitutionally increase the state tax levied on gross gaming revenues without such a vote. In addition, the gaming industry in the United States faces the possibility of a national gaming tax as Congress and the executive branch may look for sources to reduce tax burdens on some taxpayers, as well as new sources of revenue to fund policies and programs. Efforts to impose a federal tax on gaming were defeated in the 104th Congress, but a new effort to impose a so-called "sin tax" on gaming could be launched.

         LIQUOR REGULATION. The sale of alcoholic beverages is subject to licensing, control and regulation by certain Colorado state and local agencies (the "Liquor Agencies"). Subject to certain exceptions, all persons who directly or indirectly own 5% or more of the Company or its casino must file applications with and are subject to investigation by the Liquor Agencies. The Liquor Agencies also may investigate persons who, directly or indirectly, loan money to liquor licensees. All liquor licenses are renewable, are revocable and are not transferable. The Liquor Agencies have broad powers to limit, condition, suspend or revoke any liquor license. Any such disciplinary action could, and any failure to renew or other revocation of any of its liquor licenses would, have a material adverse effect upon the operations of the Company and its casinos. Under Colorado law, it is a criminal violation for any person or entity to own a direct or indirect interest in more than one type of alcoholic beverage license or more than three gaming tavern liquor licenses. The Company's casinos have or will have gaming tavern liquor licenses. Accordingly, the Company's expansion opportunities in Colorado are limited by such licensing restriction.

         ENVIRONMENTAL CONSIDERATIONS. The Company operates and is developing real property in an area that was once active in the mining industry. Much of Clear Creek and Gilpin Counties, Colorado has been identified as federal superfund study areas by the Environmental Protection Agency. A superfund study area is generally adjacent to or impacted by discharge from a designated superfund site. At present, there are no federal regulations for dealing with development within a superfund study area. Under federal statutes, any liability required for cleanup of a contaminated site will rest primarily with the current owner. Moreover, it is possible that expense for cleanup of a contaminated site will rest primarily with the current owner. It is possible that remediation activity for cleanup, if required, may be greater than is technologically and/or economically feasible. The Company, through independent environmental consultants, has conducted a Phase I examination and has obtained subsequent follow-up reports on its properties and, on that basis, has not been alerted to significant or imminent environmental problems.

SPECIFIC COMPANY RISKS

         TEMPORARY INTERRUPTION OF PARKING. The Gilpin Hotel Casino has enjoyed a competitive advantage in the past because of the availability of ample, close-by parking. Construction of the Company's Lodge Casino began restricting such parking availability in November, 1997. While construction of an overflow parking garage continues and until its completion in the summer of 1998, the Gilpin Hotel Casino's parking will be severely limited. No assurance can be given that the inconvenience will not cause patrons to go elsewhere or that such patrons will return when adequate on-site parking again becomes available.

         ADEQUACY OF MUNICIPAL SERVICES. Black Hawk has experienced unanticipated demands upon its municipal systems, including roads, water and sewage treatment facilities. Recently announced projects Black Hawk will increase levels of activity in the Black Hawk area may burden existing systems and pose new municipal and environmental problems, the costs of which could be imposed on the gaming industry, or inhibit such industry's ability to attract customers to casinos in Black Hawk. In order to address these infrastructure issues, the City of Black Hawk has been constructing significant improvements to Main Street in Black Hawk over the past two years. This project adversely affected the Gilpin Hotel Casino's operations in 1996 and 1997, and future infrastructure related projects may have an adverse effect on the Company's operations during future periods.

         POTENTIAL "DRAM SHOP" LIABILITY. Restaurants and bars in most states, including Colorado, are subject to "dram shop" laws and regulations, which impose liability on licensed alcoholic beverage servers for injuries or damages caused by their negligent service of alcoholic beverages to a visibly intoxicated person or to a minor, if such service is the proximate cause of the injury or damage and such injury or damage is reasonably foreseeable. While the Company maintains liquor liability insurance as part of its comprehensive general liability insurance, which management believes is adequate to protect against such liability, there can be no assurance that the Company will not be subject to a judgment in excess of such insurance coverage or that it will be able to continue to maintain such insurance coverage at reasonable cost, or at all. The imposition of a judgment substantially in excess of the Company's insurance coverage or the failure of the Company to obtain and maintain insurance coverage could materially and adversely affect the Company.

         OPERATIONS OF CASINOS. The Company's construction of The Lodge Casino represents a high-risk investment involving many factors beyond the control of the Company. Such factors could adversely affect the operation and value of The Lodge Casino and the Gilpin Hotel Casino to extents not currently ascertainable and, consequently, the value of the Company's Common Stock. Such factors include, but are not limited to, changes in general or local economic conditions, including changes in interest rates; challenges to the Casinos as a result of competition; demographic trends; increases in real estate taxes; changes in the state or federal gaming laws (which could be applied retroactively); geographic expansion of areas in Colorado where gaming is permitted; local, state and federal environmental and other regulations; possible restrictive changes in the uses applicable to real estate, zoning and similar land use and environmental laws and regulations; and acts of God. Finally, the Company cannot predict what effect the new operations of The Lodge Casino may have on the Gilpin Hotel Casino across the street. The latter casino's business may be significantly reduced because of the attraction to patrons of The Lodge Casino's newer facilities.

         HIGH LEVEL OF INDEBTEDNESS. The Company and its affiliates are financially leveraged. As of March 31, 1998, the Company's long term debt would have been approximately $37 million and its stockholders' equity would have been approximately $27 million on a pro forma consolidated basis giving effect to the Gilpin Hotel Casino acquisition and related borrowings which closed on April 24, 1998. A credit facility of $40 million was utilized in construction of The Lodge Casino and it imposes a number of obligations and requirements on The Lodge Casino and indirectly on the Company. The Company is not obligated on the credit facility, however its ability to obtain distributions of cash flow is restricted by these loan covenants. Moreover, all of The Lodge Casino's land and other assets are pledged on the credit facility; if The Lodge Casino is unable to meet its debt service obligations, the Company's entire investment could be lost or materially impaired.

         The Company's own relatively high level of indebtedness and the provisions of its $20 million credit facility could have important and negative consequences to the Company, including the following: (i) if it experiences adverse operating results, the Company could be unable to service its indebtedness; (ii) a substantial portion of the Company's cash flow from operations may be dedicated to the payment of principal and interest on its indebtedness and would not be available for other purposes such as maintenance and improvement of casino facilities or expansion into other markets; (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited; and (iv) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to, changes in the gaming industry. Pursuant to a provision in the Company's credit facility, if The Lodge Casino defaults in obligations under its separate credit facility, such will also constitute a default under the Company's credit facility.

         REQUIREMENTS FOR MANAGEMENT OF GROWTH. In connection with managing the Gilpin Hotel Casino and in opening The Lodge Casino, the Company has been and will be required to add and train personnel, continuously evaluate its management structure, expand its management information systems and control its operating expenses. If the Company's actions do not successfully meet its increased management and personnel needs or the Company otherwise is unable to manage growth effectively, the Company's operating results could be adversely affected.

         AVAILABILITY AND RETENTION OF MANAGEMENT; EMPLOYEES. The Company's operations and development are dependent upon the efforts and experience of its executive officers. Although certain key employees, including Jeffrey P. Jacobs, its Chief Operating Officer and Chairman of the Board, have entered into employment agreements with the Company, the loss of the services of Mr. Jacobs would adversely affect the Company. The Company does not maintain key-man life insurance on any of its key officers. The Company's operations and development also are dependent in part on its ability to attract and retain qualified lower level management personnel and competent employees.
Competition for such personnel and employees in Colorado is intense and there can be no assurance that in the future the Company will be able to attract and retain such personnel or employees.

         LACK OF DIVERSIFICATION; RELIANCE ON DENVER MARKET. Both the Gilpin Hotel Casino and The Lodge Casino are located in Black Hawk, Colorado. At present, the Company has no operations elsewhere and therefore lacks geographical diversification. Both Casino's gaming revenues will depend primarily upon "day-tripper" visitor traffic from Denver metropolitan area residents. A decline in the Denver economy, a decline in the Black Hawk gaming market, or increased competition for Denver metropolitan area residents from other gaming jurisdictions both inside and outside Colorado, could have a material adverse effect on the Company's results of operations, financial position and cash flows.

         RISKS ASSOCIATED WITH EXPANSION TO OTHER LOCATIONS. The Company may seek to expand its operations into additional jurisdictions that have legalized or are anticipated to legalize casino gaming. The Company's ability to expand to additional locations will depend upon a number of factors, including, but not limited to: (i) the identification and availability of suitable locations, and the negotiation of acceptable purchase, lease, joint venture or other terms; (ii) the securing of required state and local licenses, permits and approvals, which in some jurisdictions may be limited in number; (iii) political factors; (iv) the risks typically associated with any new venture; and (v) the availability of adequate financing on acceptable terms. Certain jurisdictions issue licenses or approval for gaming operations by inviting proposals from all interested parties, which may increase competition for such licenses or approvals. In addition, certain jurisdictions require new gaming operations to be in the form of joint ventures with local participants and that the proposed operator provide evidence of ability to finance construction and start-up costs. Most of these factors are beyond the control of the Company. As a result, there can be no assurance that the Company will be able to expand to additional locations or, if such expansion occurs, that it will be successful. Further, the Company anticipates that it will continue to expense certain costs, which may be substantial, in connection with the pursuit of expansion projects, and may be required to write-off any capitalized costs incurred in connection with these ventures.

         RISKS OF CLOSURE DUE TO MECHANICAL FAILURE AND SEVERE WEATHER; SEASONALITY. The Casinos' operations will be subject to risks, including the loss of service due to casualty, mechanical failure, extended or extraordinary maintenance or severe weather conditions. Mechanical failures which could result in the temporary loss of service of all or portions of a facility include loss of electrical power for lighting, heating or air conditioning through the loss of generators, transformers or the like. The Company has no business interruption insurance covering these risks. Because the Casinos are located in the Rocky Mountains, they are subject to the effects of sudden and severe winter storms and spring rains and runoff. Access to Black Hawk, which is located ten miles from Interstate 70, is made via a two-lane secondary road. In bad weather, and in the winter months generally, this access road is difficult to traverse, which reduces the number of patrons traveling to Black Hawk and, accordingly, negatively affects the Company's operating results during these periods. As a result, the Casino's business tends to be seasonal, with the highest level of activity occurring during the summer months.

         The sites of the Casinos are located in a 100-year flood plain. To date, the Company has not experienced any flooding resulting in damage to the Casinos. The Company carries no significant flood insurance on the Casinos. There can be no assurance that the Casinos will not suffer flood damage in the future or that any damage will be adequately covered by insurance.

         SUPERIOR RIGHTS OF PREFERRED SHARES. The Company's Articles of Incorporation authorize the issuance of up to 10,000,000 preferred shares with such rights and preferences as may be determined from time to time by the Board of Directors. The Board of Directors may, without shareholder approval (unless limited by rules of stock exchanges or market making facilities on which its shares are traded), issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In addition, the issuance of preferred shares may have the effect of rendering more difficult or discouraging an acquisition of the Company or changes in control of the Company. Although the Company does not currently intend to issue any preferred shares, there can be no assurance that the Company will not do so in the future.

         LACK OF DIVIDENDS. The Company has never paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the future. In addition, its credit facilities prohibit the payment of dividends in certain circumstances. The Lodge Casino credit facility presently restricts distributions to the Company. Even if such restrictions were removed, the Company currently intends to retain earnings, if any, to fund the development and growth of its business.

         SHARES RESERVED FOR EXERCISE AND GRANTING OF OPTIONS. The Company has adopted Stock Option Plans for employees, officers, directors, consultants and others pursuant to which the Company may grant options to purchase up to 800,000 shares of Common Stock. As of the date hereof, the Company has issued and outstanding options to purchase 643,500 shares at prices ranging from $5.63 to $7.75 per share. The holders of outstanding options may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company.

         CONTROL OF THE COMPANY. The Company's directors and officers own beneficially approximately 46% of the outstanding shares of Common Stock, not assuming the exercise of stock options held by them. Since cumulative voting rights are not provided for in the Company's Articles of Incorporation, these persons are likely to be in a position to practically control the election of a majority of the Board of Directors and control most corporate actions, including, without limitation, the sale of equity or debt securities of the Company, the appointment of officers, the determination of officers' compensation and the determination of who will serve on the Company's Board of Directors.

         RELATED PARTY TRANSACTIONS; POTENTIAL CONFLICTS OF INTEREST. The Company is a party to a number of agreements with certain entities affiliated with Jeffrey P. Jacobs, its Chief Executive Officer and Chairman of the Board of Directors. In addition to providing for a significant investment in the Company by these Jacobs affiliates and for the joint development, operation and ownership of The Lodge Casino, these agreements provided for Mr. Jacobs to be appointed Chairman and Chief Executive Officer of the Company, and also gave Mr. Jacobs the right to nominate five of the Company's nine Directors. Given the relationship between the Company and Mr. Jacobs, and Mr. Jacobs' 25% indirect ownership interest in The Lodge Casino, there exists the potential for conflicts of interest arising from the ownership, financing and operation of the Casinos.

         POSSIBLE VOLATILITY OF STOCK PRICE. The trading price of the Common Stock has been and may in the future be subject to wide fluctuations in response to quarter-by-quarter variations in the operating results and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations that have affected stock prices for many companies and industries, including the gaming industry. In some cases these fluctuations have been unrelated to operating performance. Casino stocks, in particular, have experienced fluctuations in response to legislative and regulatory news relating to gaming opportunities as well as other developments. These markets and industry fluctuations may adversely affect the market price of the Common Stock.

         FORWARD-LOOKING STATEMENTS. This Prospectus and other documents incorporated herein by reference contain statements that constitute forward-looking statements. Those statements appear in a number of places in this Prospectus and other documents incorporated herein by reference and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to: (i) benefits to be derived from the Gilpin Casino acquisition; (ii) opening and initial operations of The Lodge Casino; and (iii) potential acquisitions by the Company.

         Prospective investors are cautioned that any such forward-looking statement is not a guarantee of future performance and involves risks and uncertainties, and that actual results may differ materially from those in the forward-looking statement as a result of various factors. With respect to any such forward-looking statement that includes a statement of its underlying assumptions or bases, the Company cautions that, while it believes such assumptions or bases to be reasonable and has formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders or the Optionholders. The Company may receive up to an aggregate of $478,550 if all options are exercised; any such funds will be added to the Company's working capital and used for general corporate purposes.

                                DIVIDEND POLICY

         The Company intends to retain all future earnings for use in its business and does not anticipate paying any cash dividends on its Common Stock.

                            SELLING SECURITY HOLDERS

         Information with respect to each person who may sell shares of the Company's Common Stock pursuant to this Prospectus is as follows:

                                                    Number of                          Percentage
                                                      Shares                           of Company's
                                                   Beneficially                        Outstanding
Selling Shareholders(1)                               Owned                            Common Stock
--------------------                               ------------                        ------------
RAF Financial Corporation                                27,447                                  *
1700 Lincoln Street, Suite 3200
Denver, CO  80202

North Hampton Holdings Corp. III                         51,064                               1.1%
James Villa, President
1895 Mt. Hope Avenue
Rochester, NY  14620

Robert Long(2)                                           27,447                                  *
1700 Lincoln Street, Suite 3200
Denver, CO  80202

Optionholders(2)
-------------

David Grunenwald                                         30,000                                  *
Jacobs Entertainment Ltd.
1231 Main Avenue
Cleveland, OH  44113

Jiang He                                                 10,000                                  *
Jacobs Entertainment Ltd.
1231 Main Avenue
Cleveland, OH  44113

Anthony Weigand                                           2,500                                  *
The Richard E. Jacobs Group
25425 Center Ridge Road
Westlake, OH  44145

Kathleen Ostrowski                                       10,000                                  *
7262 Rosegate Place
Dublin, OH  43017

Susan Eyerman                                             5,000                                  *
Jacobs Entertainment Ltd.
1231 Main Avenue
Cleveland, OH  44113

Pat McKinley                                             10,000                                  *
Jacobs Entertainment Ltd.
1231 Main Avenue
Cleveland, OH  44113

Paul Ertel                                                5,000                                  *
Jacobs Entertainment Ltd.
1231 Main Avenue
Cleveland, OH  44113

Bill Mawby                                                5,000                                  *
Jacobs Entertainment Ltd.
1231 Main Avenue
Cleveland, OH  44113

Michael Mercer                                            5,000                                  *
Jacobs Entertainment Ltd.
1231 Main Avenue
Cleveland, OH  44113

Donna Votaw                                               2,500                                  *
Jacobs Entertainment Ltd.
1231 Main Avenue
Cleveland, OH  44113
------------------

*        Less than 1%.
(1) None of the Selling Shareholders has a material relationship with the Company.
(2) Mr. Long is an affiliate of RAF Financial Corporation but disclaims beneficial ownership of shares of the Company's Common Stock owned by it.
(3) Options to purchase these shares were granted on November 12, 1996 at an exercise price of $5.63 per share, the fair market value of the Common Stock at that time. Approximately one-third of the shares under option are vested in the case of each person; one-third will vest on December 31, 1998 and the final third on December 31, 1999. Such options were not included in the Company's registration statement on Form S-8 because these persons are not officers, directors or employees of the Company. The Optionholders are employees of Jacobs Entertainment Ltd., or its affiliates. Jeffrey P. Jacobs, Chief Executive Officer of the Company, is the controlling person of Jacobs Entertainment Ltd. and its affiliates. Mr. Jacobs, Jacobs Entertainment Ltd. and its affiliates disclaim any beneficial ownership of the options or shares underlying such options.

                              PLAN OF DISTRIBUTION

         The sale of the Common Stock by the Selling Security Holders and Optionholders may be effected from time to time in transactions in the over the counter market on the automated interdealer system on which shares of Common Stock of the Company are then listed, in negotiated transactions, or through a combination of such methods of sale, and at prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices which may be changed. The Selling Security Holders or Optionholders may effect such transactions directly with purchasers or by selling the securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Security Holders or Optionholders and/or the purchasers of the securities for which such broker-dealers may act as agent or to whom they may sell, as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary compensation). The Selling Security Holders or Optionholders and any broker-dealers who act in connection with the sale of the securities hereunder may be deemed to be underwriters within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on any resale of the securities as principal might be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

         The Selling Security Holders and Optionholders have been advised that they and any securities broker-dealers or others who may be deemed to be statutory underwriters may be subject to the prospectus delivery requirements under the Securities Act of 1933. The Selling Security Holders and Optionholders have also been advised that Regulation M under the Securities Exchange Act of 1934 prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing, or stabilizing the price of the securities in connection with this offering. The Company has agreed to indemnify the Selling Security Holders against certain liabilities, including liabilities under the Securities Act of 1933.

                          TRANSFER AGENT AND REGISTRAR

         The Company's transfer agent is Corporate Stock Transfer, Inc., 370 Seventeenth Street, Suite 2350, Denver, Colorado 80202.

                           DESCRIPTION OF SECURITIES

         The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, and 10,000,000 shares of Preferred Stock.

COMMON STOCK

         Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors, and except as otherwise required by law or as provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of such shares will exclusively possess all voting power. Holders of Common Stock do not have the right of cumulative voting for the election of directors. Subject to the preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and will be entitled to receive pro rata all assets of the Company available for distribution to such holders upon liquidation. All of the shares underlying the Warrants will be, upon exercise, validly issued, fully paid and nonassessable.

PREFERRED STOCK

         AUTHORIZED. The Board of Directors has authority to establish the designation, liquidation preferences, dividend rights, terms of redemption, conversion rights, sinking fund terms and all other preferences and rights (including voting rights) of any series of Preferred Stock. The Board of Directors without stockholder approval (unless otherwise required by rules of any stock exchange or trading market system on which the Company's shares are quoted), can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power and other rights of holders of shares Common Stock. The Board of Directors has no current plans to issue any preferred shares or to designate any series of Preferred Stock. Any designation and issuance of such shares could be used to dilute the stock ownership of persons seeking to gain control to the Company and could otherwise have the effect of delaying, deferring or preventing a change in control of the Company.

         COLORADO GAMING REGULATIONS. Pursuant to the Colorado gaming regulations, the Gaming commission has broad powers to require certain stockholders of the Company, as a gaming licensees, to provide it with information and to determine the suitability of any stockholders of the Company to hold voting interests in the Company, whether directly or indirectly, the Company may be sanctioned (including by loss of any gaming licenses) unless such person or entity disposes of its voting interests. In addition, the Colorado regulations prohibit a licensee from paying dividends, interest or other remuneration to any person found to be unsuitable, or from recognizing the exercise of any voting rights by any person found to be unsuitable. The Colorado regulations require a casino licensee to include in its corporate charter provisions to require the repurchase of the voting interests of any person who the Gaming Commission finds unsuitable. The Company has included the required provisions in its Articles of Incorporation. See "--Certain Articles of Incorporation and Bylaw Provisions" below. In addition, a person or entity may not sell, lease, purchase, convey, acquire or pledge 5% or more of the stock, of a "publicly traded" gaming licensee, such as the Company, shares in a gaming license without the prior approval of the Gaming Commission, except for sales or other transactions involving less than a 5% interest in a publicly traded licensee.

         CERTAIN ARTICLES OF INCORPORATION PROVISIONS. To enable the Company to secure and maintain the business and other regulatory approvals necessary for operating a gaming-related business, the Company's Articles of Incorporation provide that the Company may not issue any voting securities except in compliance with the rules of any gaming authority. The Company's Articles of Incorporation provide that the Company may not issue any voting securities except in compliance with the rules of any gaming authority. The Company's Articles of Incorporation also provide that all transfers of voting securities of the Company must be in compliance with applicable gaming authority rules and if any gaming authority issues an order disqualifying a person from owning shares of Common Stock, the Company must redeem the stock of the disqualified holder unless Common Stock is transferred to a person found by the Gaming Commission to be suitable within 60 days from the finding of unsuitability. The redemption price will be equal to the lesser of the holder's investment in the voting securities or the current market price as of the finding of unsuitability. No holder of voting securities of the Company which has been found to be unsuitable may vote any such voting securities and such voting securities shall not be deemed outstanding for quorum or other purposes and the disqualified holder shall not be entitled to any dividends or other remuneration with respect to such voting securities.

         As permitted by the provisions of the Colorado Business Corporation Act (the "CBCA"), the Company's Articles of Incorporation eliminates in certain circumstances the liability of directors of the Company for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director for: (i) breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of the law: (iii) liability arising under the CBCA (relating to the declaration of dividends and purchase or redemption of shares in violation of the CBCA); or (iv) any transaction from which the director derived an improper personal benefit. In addition, these provisions do not eliminate the liability of a director for violations of federal securities laws, nor do they limit the rights of the Company or its stockholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases.

         The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify all directors and officers of the Company to the full extent permitted by the CBCA. Under such provisions, any director or officer, in his capacity as such, who is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board determines such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company. The Company's Articles of Incorporation, Bylaws and the CBCA, further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Company's Articles of Incorporation and Bylaws, or under any agreement, vote of stockholders or disinterested directors or otherwise.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise the Company has been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable.

                                 OTHER MATTERS

         Samuel E. Wing, a shareholder of Jones & Keller, P.C., counsel to the Company, through his SEP/IRA Plan owns 5,000 shares of the Company's Common Stock.

================================================================================

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE REPRESENTATIVE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                _______________

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary                            3
The Company                                   3
Risk Factors                                  5
Use of Proceeds                              13
Dividend Policy                              13
Selling Security Holders                     14
Plan of Distribution                         16
Transfer Agent and Registrar                 16
Description of Securities                    16
Other Matters                                19

================================================================================


                               190,958 SHARES OF
                                  COMMON STOCK



                             BLACK HAWK GAMING &
                          DEVELOPMENT COMPANY, INC.




                             ______________________

                                  PROSPECTUS
                             ______________________




                                  JULY 6, 1998